ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 14

INSURED		BOND NUMBER

Principal Variable Contracts Funds, Inc.		87154119B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

January 31, 2019	January 31, 2019 to January 31, 2020	/S/ Catherine Dalton
In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:
Principal Diversified Select Real Asset Fund
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.